Exhibit 99.135

Fire & Flower Announces Record 2020 Fiscal and Fourth Quarter Financial and Operational Results

Strong execution by Canada’s largest cannabis retailer leads to $128.1 million in annual revenue, an increase of 150%

Quarterly revenue increased 157% to $43.2 million year-over-year

Second consecutive quarter of positive Adjusted EBITDA was $1.5 million for fourth quarter of 2020; positive Adjusted EBITDA for the year

Hifyre Digital Retail and Analytics Platform delivered 110.4% sequential growth producing

$6.3 million of revenue for the year

TORONTO, April 27, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced its financial and operational results for the fiscal year and quarter ended January 30, 2021.

Financial and Operational Highlights for the 2020 Fiscal Year Ended January 30, 2021

●	Total revenue of $128.1 million at a gross profit of 35.5%, compared to revenue of $51.1 million at a gross profit of 36.4% for the 2019 fiscal year – representing a 150% increase in revenue;
●	Achieved positive Adjusted EBITDA of $0.02 million for the fiscal year 2020;
●	Cash balance of $30.6 million as compared to $22.9 million for fiscal year 2019;
●	Significant 110.4% sequential quarter over quarter growth of high margin revenue sources in the Hifyre™ Digital Retail and Analytics Platform (“Hifyre”), with $6.3 million for the fiscal year 2020;
●	Open Fields distribution business achieved 36.5% sequential quarter over quarter growth and produced $20.3 million in revenue for the fiscal year 2020;
●	Same store sales for the quarter increased 36.8% compared to the fourth quarter of 2019;
●	Closed the acquisition of Friendly Stranger Holdings Corp., a multi-store and multi-banner cannabis retail operator in Ontario. At the Company’s fiscal year end, it had 73 stores open and operating. In Q4 2020, thirteen stores commenced operations under Fire & Flower banners compared to three stores in Q3 2020;
●	Opened two co-located cannabis retail stores with Circle K as part of a pilot program;
●	Completed financings for aggregate gross proceeds of $28 million. Additionally, Alimentation Couche-Tard Inc., through an indirectly wholly-owned subsidiary, exercised its participation rights in respect of the financings;
●	Entered into a commitment letter for an aggregate amount of up to $10 million with an option for an additional $5 million for non-dilutive credit facilities with ATB Financial, a Canadian Schedule One bank;
●	Amended the provisions of certain debentures and forced conversion of all remaining principal amounts and accrued unpaid interest through the issuance of 12,223,638 common shares of the Company;
●	Maintained business continuity during the COVID-19 public health crisis through rapid innovation of the Hifyre Digital Retail and Analytics Platform including the Spark Fastlane™ click-and- collect service, curbside pickup and same-day home delivery in select provinces such as the 14 million person Ontario market;

Subsequent Financial and Operational Highlights post January 31, 2021

●	Entered into strategic licensing partnership and acquisition option with American Acres, which intends to operate dispensaries in California, Arizona and Nevada with the first Fire & Flower branded store expected in Palm Springs, California this year;
●	Submitted an initial application to list its common shares on the Nasdaq exchange;
●	The Company announced the milestone achievement of 250,000 Spark PerksTM members across the Fire & Flower retail network;
●	More than 80 retail stores under four banners across the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory;
●	Completed a $15 million, low cost, at-the-market equity distribution offering which further strengthened the Company’s balance sheet and positions Fire & Flower for future growth;
●	Announced planned $53 million debt-to-equity conversion which significantly improved the Company’s balance sheet and further reduced interest costs. Circle K owner, Alimentation Couche-Tard’s debenture conversion was $23.6 million, which will bring their equity stake to 19.9%;
●	Hifyre entered into strategic agreement with leading U.S. analytics company BDSA.

Financial Results for the Fourth Quarter period ended January 30, 2021

●	Total revenue of $43.2 million at a gross profit of 38.0%, compared to revenue of $16.8 million at a gross profit of 36.6% for the fourth quarter of 2019;
●	An increase in revenue of 30.5% and an increase of 42.8% in total gross profit dollars compared to the third quarter of 2020;
●	Second consecutive quarter of positive Adjusted EBITDA of $1.5 million as compared to $1.2 million of positive Adjusted EBITDA in the third quarter of 2020 and negative Adjusted EBITDA loss of $5.26 million for the fourth quarter of 2019.

Selected Summary of Financial Results

(in thousands of dollars, except per share amounts)	Thirteen Weeks Ended			Fiscal Year Ended
Statement of Loss and Comprehensive Loss	January 30, 2021 ($)	February 1, 2020 ($)	$ Change %Change	January 30, 2021 ($)	February 1, 2020 ($)	$ Change %Change
Revenue	43,219	16,788	26,431	128,053	51,106	76,947
			157%			151%
Cost of goods sold	(26,790)	(10,640)	(16,150)	(82,634)	(32,499)	(50,135)
			152%			154%
Gross profit	16,429	6,148	10,281	45,419	18,607	26,812
			167%			144%
Expenses
General and administrative	12,417	10,023	2,394	39,403	30,259	9,144
			24%			30%
Share-based payments	522	728	(206)	2,512	3,101	(589)
			-28%			-19%
Marketing and promotion	1,032	387	645	1,709	1,679	30
			167%			2%
Acquisition and business development costs	1,187	291	896	2,153	492	1,661
			308%			338%
Depreciation & Amortization	3,419	2,145	1,274	12,345	7,653	4,692
			59%			61%
Impairment expense, net	565	4,613	(3,462)	1,448	4,613	(1,302)
			-75%			-28%
Impairment of ROUassets, net of lease liabilities remeasurement	586	-	586	1,863	-	1,863
			100%			100%
Restructuring charges	1,548	6,469	(4,921)	1,548	6,469	(4,921)
			-76%			-76%
Total Expenses	21,276	24,656	(3,380)	62,981	54,266	8,715
			-14%			16%
Loss from operations	(4,847)	(18,508)	13,661	(17,562)	(35,659)	18,097
			-74%			-51%
Listing expense	-	-	-	-	(1,835)	1,835
			NM			-100%
(Loss) gain on revaluation of derivative liability	(2,444)	1,710	(4,154)	18,638	31,193	(12,555)
			-243%			-40%
Gain (loss) on debt extinguishment	710	-	710	(53,152)	(9,028)	(44,124)
			100%			489%
Interest income	22	161	(139)	220	384	(164)
			-86%			-43%
Finance costs	(4,077)	(5,651)	1,574	(25,104)	(17,650)	(7,454)
			-28%			42%
Other (expenses) income	(5,789)	(3,780)	(2,009)	(59,398)	3,064	(62,462)
			53%			-2039%
Total (loss) income before tax	(10,636)	(22,288)	11,652	(76,960)	(32,595)	(44,365)
			-52%			136%
Income tax expense	(831)	-	(831)	(2,049)	-	(2,049)
			100%			100%
Deferred tax recovery	50	-	50	50	-	50
			100%			100%
Net (loss) income and comprehensive (loss) income	(11,417)	(22,288)	10,871	(78,959)	(32,595)	(46,364)
			-49%			142%
Net (loss) income per share, basic	$(0.05)	$(0.16)	$0.11	$(0.45)	$(0.28)	$(0.17)
			-69%			61%
Net (loss) income per share, diluted	$(0.05)	$(0.15)	$0.10	$(0.45)	$(0.28)	$(0.17)
			-67%			61%

“While 2020 was a challenging year due to the pandemic, it was also a transformative year for Fire & Flower as our strong fiscal 2020 financial and operational results demonstrate our ability to successfully execute on our aggressive growth strategy,” commented Trevor Fencott, Chief Executive Officer of Fire & Flower. “From an operating standpoint, we continued to make significant progress as we grew from 21 stores at the beginning of 2019 to 80 stores today, which includes the recent acquisition of Friendly Stranger. Building on top of our record growth is our recently signed strategic licensing partnership and acquisition option with American Acres, which provides us with an opportunity for considerably greater expansion as it serves as an entry point into the sizable U.S. cannabis market. Financially, fiscal 2020 was a banner year of growth for the Company as we increased revenues over 150% year-over-year and ended with positive Adjusted EBITDA. We also strengthened our balance sheet through the reduction of debt which provides us with greater financial flexibility to execute on our overall strategy.”

Fencott continued, “Our investment in technology and innovation has led our proprietary Hifyre digital platform to become the market-leading analytics and data-driven system, assisting our multi-banner retail stores understand consumer habits and behaviours which further positions us for growth and the challenges of competition. Our cutting-edge retail platform is now being recognized as a key tool for growth in the cannabis retail industry. Recently, leading U.S. analytics company, BDSA, partnered with our Company to build their operations with our proprietary platform. In addition, the owners of Circle K, Alimentation Couche-Tard continued to support our strategy by bringing their ownership stake in us to 19.9% and deepening our operational relationship with initiatives like our Circle K co-located store pilot program which utilizes their existing real estate footprint or selling Fire & Flower gift cards in hundreds of Circle K stores across the country.”

“With the strong momentum we have entering 2021 and our path to US market entry, we felt that now is the right time to apply to list on the Nasdaq, which will give us increased exposure to the global investment community while we execute on our growth plan to cement our status as the leading data-driven international cannabis retailer,” concluded Fencott.

Fiscal Year 2020 and Fourth Quarter Financial Results

For the fiscal year ended January 30, 2021, the Company generated revenue of $128.1 million including sales of $101.5 million in the Retail Platform, $20.3 million in the Distribution Platform and sales of $6.3 million in the Digital Retail and Analytics Platform.

During the thirteen weeks ended January 30, 2021, the Company generated revenue of $43.2 million including sales of $33.2 million in the Retail Platform, $7.0 million in the Distribution Platform and sales of $3.1 million in the Digital Retail and Analytics Platform.

Total gross profit for the fiscal year 2020 ended January 30, 2021 was $45.4 million or 35.5% of revenue with retail and wholesale operations delivering $39.2 million, or 86.2% of total gross profit, compared to the prior year’s $18.6 million with retail and distribution operations delivering $16.0 million, or 86.2% of total gross profit for the 52 weeks ended February 1, 2020.

Total gross profit for the fourth quarter ended January 30, 2021 was $16.4 million or 38% of revenue with the Retail Platform delivering $11.9 million, or 72.6% of total gross profit, compared to $4.7 million with retail and wholesale operations delivering $5.1 million, or 83.5% of total gross profit for the fourth quarter ended February 1, 2020.

For the 2020 fiscal year, the Company recorded net comprehensive loss of $79.0 million, or net loss per share, and on a fully diluted basis of $0.45. The net comprehensive loss incurred during the year largely due to non-operating charges including debt extinguishment and finance costs, offset by a gain on revaluation of derivative liabilities, as well as operating losses as the Company continues to invest in the expansion of its business lines including the acquisition of Friendly Stranger Holdings Corp.

Retail Update

Fire & Flower’s focus on four-wall retail economics, the optimization and expansion of its retail network was a contributing factor in achieving positive Adjusted EBITDA. In addition, the Company continues to monitor the COVID-19 public health crisis and adapt its business model to optimally serve customers.

Currently, the Company operates 80 cannabis retail stores with 40 located in Alberta, 29 stores in Ontario, 9 stores in Saskatchewan and 1 store in each of Manitoba and Yukon territory.

Retail revenue for the quarter ended January 30, 2021 was $33.2 million, an increase of $19.5 million from the prior year and $6.6 million from the previous quarter. The increase in revenue was driven by a larger number of operating retail stores during the quarter and stronger sequential same store sales.

Gross profit for the quarter ended January 30, 2021 was $11.9 million, an increase of $7.2 million from the prior year and $2.9 million from the previous quarter. Gross profit dollars increased due to the expanded store network and the ability to run data-driven and technology enabled consumer initiatives. The gross margin percentage improved over the prior year with the addition of higher margin cannabis 2.0 products into the sale mix, better product costing and reduced discounting activity on slower moving product. Gross margin percentage was lower over the second quarter as a result of initiatives that were intended to bring more customers into the Fire & Flower digital ecosystem.

At the initial outset of the COVID-19 pandemic lockdown in mid-March 2020, the Company experienced higher than normal sales, but sales have since normalized and there was no material adverse impact to financial results despite temporarily closing certain stores to ensure the Company was sufficiently staffed and equipped to operate in the best interests of customers, employees and the community.

Open Fields Distribution Update

During the quarter ended January 30, 2021, Open Fields revenue increased to $7.0 million from $5.1 million in Q3 2020, representing a 36.5% increase between Q3 2020 and Q4 2020.

Wholesale distribution revenue increased as the Saskatchewan market continued to open up with more retailers sourcing inventory from Open Fields. Improved supply from key distribution partners and the continued growth of cannabis 2.0 products and legacy categories are key drivers of this improvement.

In addition to creating an increased margin opportunity in the province, the distribution channel demonstrates how this supply chain model can be adapted by the Company for use in other jurisdictions where direct wholesale relationships with licensed producers and accessory suppliers are permitted.

Hifyre™ Digital Retail and Analytics Update

During the quarter ended January 30, 2021, Hifyre continued to develop and commercialize products within the Digital Retail and Analytics Platform. Digital product subscription revenue increased 110.4% sequentially from $1.5 million at Q3 2020 to $3.1 million at Q4 2020, as the Company increased commercial digital platform subscription and recurring monthly services to external clients, which had slowed in Q1 2020 during the onset of COVID-19. The platform also played a key role in adapting the Company’s retail business model to meet the regulatory and operational changes in response to the pandemic.

Currently, the Spark Perks program has surpassed more than 250,000 members. Program members typically transact more frequently and spend more per transaction than non-member customers. During the fourth quarter, the platform has provided the Company with an enhanced understanding of its customers which allowed the Company to create a tailored customer experience resulting in anticipated higher customer lifetime value.

Customers using the Hifyre™ IQ platform now include many cannabis licensed producers, equity research analysts, consulting firms and investment banks. The platform provides clients with a comprehensive understanding of consumer purchase behaviours in the North American adult-use cannabis market.

Non-IFRS Measures – Adjusted EBITDA

“Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, tax, and adjusted for removing the share-based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, restructuring costs, and includes lease liability cash payments that would have been excluded from profit and loss due to the application of IFRS 16 accounting standards. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items. As other companies may calculate this non-IFRS measure differently than the Company, this metric may not be comparable to similarly titled measures reported by other companies. We caution readers that Adjusted EBITDA should not be substituted for determining net loss as an indicator of operating results, or as a substitute for cash flows from operating activities. A reconciliation of net income to Adjusted EBITDA is presented below.

Adjusted EBITDA for the fiscal year ended January 30, 2021 was a gain of $0.02 million compared to a loss of $16.3 million for the fiscal year ended February 1, 2020. Adjusted EBITDA for the quarter ended January 30, 2021 was $1.5 million compared to a $5.3 million loss for the thirteen weeks ended February 1, 2020.

	Thirteen weeks ended		Fiscal Year ended
(in thousands of dollars)	January 30, 2021 ($)	February 1, 2020 ($)	January 30, 2021 ($)	February 1, 2020 ($)
Net loss and comprehensive loss – as reported	(11,417)	(22,288)	(78,959)	(32,595)
Other (income) expense	5,789	3,780	59,398	(3,064)
Income tax expense	831	-	2,049	-
Deferred tax recovery	(50)		(50)
Share-based payments	522	728	2,512	3,101
Acquisition and business development costs	1,187	291	2,153	492
Depreciation & Amortization	3,419	2,145	12,345	7,653
Professional fees related to financing activities	475	201	847	630
Impairment	565	4,613	1,448	4,613
Impairment of ROUassets, net of lease liabilities remeasurement	586	-	1,863	-
Restructuring charges	1,548	6,469	1,548	6,469
Lease liability payments (1)	(1,938)	(1,198)	(5,132)	(3,613)
Adjusted EBITDA	1,517	(5,259)	22	(16,314)

(1) Lease payments are made on the first of the calendar month.

Conference Call

Fire & Flower will host a conference call with Trevor Fencott, President and Chief Executive Officer, and Nadia Vattovaz, Executive Vice President, Operations and Chief Financial Officer at 8:30 a.m. EDT on April 27, 2021. The conference call will discuss Fire & Flower’s fourth quarter and fiscal year 2020 financial and operational results and updates on the Company’s plans for 2021.

Dial-In Information

Toll-Free Dial-In Number: 1-888-390-0546

Replay Information (Available until May 18, 2021)

Toll-Free Dial-In Number: 1-888-390-0541; Replay Code: 27606#

Upon completion of the live conference call, a replay of the conference call will be accessible on Fire & Flower’s website at https://fireandflower.com/investor-relations.

Fire & Flower’s financial statements and management discussion and analysis for the period are available on Fire & Flower’s SEDAR profile at www.sedar.com and on Fire & Flower’s website at www.fireandflower.com/investor-relations/.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 80 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with American Acres Managers upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and fifty-two weeks ended January 30, 2021 filed on its issuer profile on SEDAR at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/April2021/27/c1411.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 27-APR-21